** Denotes confidential information that has been omitted and filed separately, accompanied by a confidential treatment request, with the Securities and Exchange
Commission pursuant to 17 C.F.R. 200.83.
June 22, 2009
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549
Re:	TLC Vision Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 File Number: 0-29302
Dear Mr. Rosenberg:
We have received your comment letter dated April 28, 2009 regarding the Annual Report on Form 10-K of TLC Vision Corporation (“the Company”) for the year ended December 31, 2008 (the “Form 10K”) filed on April 1, 2009. Today, we are transmitting this letter in response to your comments, which were submitted to the Company as part of a regular review by the Commission. For your convenience, we have set forth your comments below along with our response to each comment.
Notes to Financial Statements, page 54
1.	Disclose the amount of foreign exchange gains and losses as required by paragraph 30 of FAS 52.

To comply with the requirements of FAS 52 paragraph 30, the Company’s “Foreign Currency Exchange” disclosure on page 52 of the Form 10-K should read:

“The functional currency of the Company’s Canadian operations is the U.S. dollar. The assets and liabilities of the Company’s Canadian operations are maintained in Canadian dollars and remeasured into U.S. dollars at exchange rates prevailing at the consolidated balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for nonmonetary items. Revenues and expenses are remeasured into U.S. dollars at average exchange rates prevailing during the year with the exception of depreciation and amortization, which are translated at historical exchange rates. Exchange gains and losses are included in net loss/income. Included in net loss/income is a foreign exchange gain of $1.4 million, a foreign exchange loss of $1.1 million, and foreign exchange loss of $0.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.”

The Company intends to revise this disclosure in its future filings beginning with its Annual Report on Form 10-K for the year ended December 31, 2009.

2.	Disclose your accounting policy for advertising costs and the amounts of advertising expense as required by paragraph 49 of SOP 93-7.

To comply with the requirements of SOP 93-7 paragraph 49, the Company’s “Marketing” disclosure on page 57 of the Form 10-K for the year ended December 31, 2008 should read:

“Marketing costs are expensed as incurred. Included in marketing costs are advertising expenses of $26.7 million, $28.0 million and $16.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.”

The Company intends to revise this disclosure in its future filings beginning with its Annual Report on Form 10-K for the year ended December 31, 2009.

3.	You state in your medical malpractice accrual accounting policy: “If the number of claims or the cost of settled claims is higher than the Company’s historical experience or if the actual time lag varies from the estimated time lag, the Company may need to record significant additional expense.” Tell us why you do not provide any quantified disclosure regarding medical malpractice expense or accrued amounts. Provide us quantified information so we can evaluate materiality.

The Company’s medical malpractice liability includes a short-term portion included in accruals and a long-term portion included in other long-term liabilities. At December 31, 2008, the short-term balance was $** million and the long-term balance was $** million.

At December 31, 2008, the Company’s short-term medical malpractice liability included in accruals is less than 5% of total current liabilities. Therefore, in accordance with Regulation S-X Rule 5-02(20), the Company is not required to disclose such medical malpractice liability.

At December 31, 2008, the Company’s long-term medical malpractice liability included in other long-term liabilities is less than 5% of total liabilities. Therefore, in accordance with Regulation S-X Rule 5-02(24), the Company is not required to disclose such long-term medical malpractice liability.

For the years ended December 31, 2008, 2007 and 2006, the Company incurred approximately $** million, $** million and $** million, respectively, of net medical malpractice expense. The Company did not disclose the foregoing expense figures as they are deemed immaterial. Net medical malpractice expense was **%, **% and **% of net loss/income for the periods ended December 31, 2008, 2007 and 2006, respectively.

The Company will continue to exclude qualified disclosure of the medical malpractice expenses and accruals in future periods unless they become material.
The Company acknowledges that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance as part of the review of the Company’s filing or in response to comments. The Company is responsible for the adequacy and accuracy of the disclosures in the filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please direct questions to Michael Molick, Director Financial Reporting, at (636) 534-2329.

Yours truly,
/s/ William J. McManus
William J. McManus
Interim Chief Financial Officer

cc:	Michael P. Molick, TLC Vision Corporation
G. Drue Hood, TLC Vision Corporation
Allan Williams, Esq., Proskauer Rose LLP
Fredelina (Hope) Garcia, Esq., Proskauer Rose LLP
Michael Hickenbotham, Ernst & Young LLP

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